[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

April 12, 2006

Mr. Michael Moran, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended January 30, 2005
Filed April 14, 2005
File No. 1-07572

Dear Mr. Moran:

In accordance with our conversations with the Staff on the mornings of April 10 and 11, 2006, we will be preparing our annual report on Form 10-K for the fiscal year ended January 29, 2006, as well as our annual report to stockholders using four segments:  Wholesale, Retail Apparel and Related Products, Retail Footwear and Related Products and Calvin Klein Licensing.  We will be filing the 10-K by tomorrow, April 14, 2006 (and go to print on the annual report shortly).  After making the filing, we will turn to responding to the Staff’s comment letter of April 7, 2006 with the quantitative analysis requested by the Staff to demonstrate to the Staff why we believe that the Wholesale and two "Retail" segments do not need to be further segmented.  Given the work that needs to be done to finalize the filings and the annual report (and have the revised footnote disclosure audited), as well as the holidays this week, we would expect that you would receive our response by the end of next week.  If after further consideration of our proposed segment reporting, including any additional discussions we may have, your review of additional submissions we may make and further exchanges of comments and responses that may take place, it is determined that we need to further segment the Wholesale or Retail segments, we would amend the fiscal 2005 10-K (principally the notes to our financial statements), as well as report prospectively, with the revised segmentation.  As also discussed with the Staff, if we were to make any additional filings with the SEC prior to a final decision on our segment reporting, we would also, to the extent applicable, use the four reporting segments identified above.

Please call the undersigned (212-381-3509) if you have any questions.

Very truly yours,

/s/ Mark D. Fischer

Mark D. Fischer
Vice President, General Counsel and

  Secretary

cc: Mr. Robert Babula, Staff Accountant